Exhibit 99.1

BOS Reports Financial Results for the First Half and the Second Quarter of the Year 2024

Net income of $1.2 million and $500,000 in the first half and 2nd quarter of 2024, respectively

RISHON LE ZION, Israel, August 22, 2024 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the second quarter of the year 2024.

Eyal Cohen, BOS’ CEO, stated: “Revenues for the first half of year 2024 were lower by 16% than revenues in the comparable period last year.

The shortage of electronic components in 2022 prompted the defense sector customers of the Supply Chain division to increase their inventory, which contributed significantly to our revenue growth in 2023. As the component shortage eased in 2023, our defense customers began to reduce their inventory, leading to a dip in our revenues in the first half of 2024.

However, the third quarter of 2024 shows a resurgence in demand for electronic components by our defense customers. From the beginning of the third quarter through August 15, our Supply Chain division has received orders amounting to $5.4 million, a promising sign compared to the total orders of $14 million in the entire first half of 2024.

Our gross profit margin increased to 24.1% in the first half of 2024 from 21.5% in the same period last year.

Furthermore, our operating and financial expenses decreased by $300,000 to $3.5 million, compared to $3.8 million in the same period last year.

As a result, our net income for the first half of 2024 remained steady at $1.2 million, the same as in 2023.

We, therefore, maintain our outlook for 2024, with projected revenues of $46 million, up from $44.2 million in 2023, and a net income increase to $2.2 million from $2 million in 2023.”

Ziv Dekel, BOS Chairman, added, “The resiliency shown in our financial performance in the first half of the year, is primarily the result of our continued implementation of significant steps to strengthen capabilities, improve activity and tighten the organizational structure.

The diligent and persistent continuation of our improvement processes, are the basis for our optimistic outlook for the second half of 2024.”

BOS will host a video conference call on August 22, 2024 at 9:00 a.m. EDT. A question-and-answer session will follow management’s presentation.

To access the video conference call, please click on the following link:

https://us06web.zoom.us/j/86985163157?pwd=b0Ba9kojV0wOiMYotRDSE7MralyKjI.1

Meeting ID: 869 8516 3157

Passcode: 810414

About BOS

BOS leverages cutting-edge technologies to optimize supply chain operations across three key divisions. The Intelligent Robotics division streamlines industrial and logistics inventory processes. The RFID division efficiently marks and tracks inventory and the Supply Chain division effectively manages inventory supply.

For additional information, contact: Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of the war against Hamas, Hezbollah and other terrorist organizations and the conflict with Iran, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues	$19,734	$23,478	$8,447	$11,336
Cost of revenues	14,976	18,409	6,249	8,931
Gross profit	4,758	5,069	2,198	2,405

Operating costs and expenses:
Research and development	84	78	40	37
Sales and marketing	2,213	2,470	1,051	1,224
General and administrative	956	912	448	437
Total operating costs and expenses	3,253	3,460	1,539	1,698

Operating income	1,505	1,609	659	707
Financial expenses, net	(262)	(343)	(157)	(98)
Income before taxes on income	1,243	1,266	502	609
Taxes on income	1	-	1	-
Net income	$1,242	$1,266	$501	$609

Basic and diluted net income per share	$0.22	$0.22	$0.09	$0.11
Weighted average number of shares used in computing basic net income per share	5,748	5,707	5,748	5,712
Weighted average number of shares used in computing diluted net income per share	5,833	5,767	5,837	5,847

Number of outstanding shares as of June 30, 2024 and 2023	5,748	5,741	5,748	5,741

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,358	$2,344
Restricted bank deposits	193	217
Trade receivables	10,710	12,424
Other accounts receivable and prepaid expenses	1,405	963
Inventories	6,847	6,070

Total current assets	21,513	22,018

LONG-TERM ASSETS	204	196

PROPERTY AND EQUIPMENT, NET	3,334	3,268

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	885	1,026

OTHER INTANGIBLE ASSETS, NET	983	1,078

GOODWILL	4,895	4,895

Total assets	$31,814	$32,481

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$160	$170
Operating lease liabilities, current	191	235
Trade payables	6,203	7,710
Employees and payroll accruals	1,083	980
Deferred revenues	565	600
Advances net of inventory in process	394	137
Accrued expenses and other liabilities	656	1,072

Total current liabilities	9,252	10,904

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,030	1,150
Operating lease liabilities, non-current	639	759
Long term deferred revenues	295	339
Accrued severance pay	474	490

Total long-term liabilities	2,438	2,738

TOTAL SHAREHOLDERS’ EQUITY	20,124	18,839

Total liabilities and shareholders’ equity	$31,814	$32,481

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
Operating income	$1,505	$1,609	$659	$707
Add:
Amortization of intangible assets	95	73	47	47
Stock-based compensation	42	49	21	24
Depreciation	179	165	90	85
EBITDA	$1,821	$1,896	$817	$863

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Six months ended June 30, 2024

Revenues	$6,662	$12,687	$401	$(16)	$19,734

Gross profit	1,620	2,988	150	-	4,758

Allocated operating expenses	1,103	1,683	122	-	2,908

Unallocated operating expenses*	-	-	-		345
Income from operations	$517	$1,305	$28	-	1,505

Financial expenses and tax on income					(263)
Net income					$1,242

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Six months ended June 30, 2023

Revenues	$6,948	$15,351	$1,257	$(78)	$23,478

Gross profit	1,796	3,253	20	-	5,069

Allocated operating expenses	1,097	1,859	130	-	3,086

Unallocated operating expenses*	-	-	-		374
Income (loss) from operations	$699	$1,394	$(110)	-	1,609

Financial expenses and tax on income					(343)
Net income					$1,266

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended June 30, 2024

Revenues	$2,979	$5,330	$152	$(14)	$8,447

Gross profit	629	1,503	66	-	2,198

Allocated operating expenses	538	774	60	-	1,372

Unallocated operating expenses*				-	167
Income from operations	$91	$729	$6	-	659

Financial expenses and tax on income					(158)
Net income					$501

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended June 30, 2023

Revenues	$2,931	$7,863	$557	$(15)	$11,336

Gross profit	689	1,668	48	-	2,405

Allocated operating expenses	524	931	55	-	1,510

Unallocated operating expenses*				-	188
Income (loss) from operations	$165	$737	$(7)	-	707

Financial expenses and tax on income					(98)
Net income					$609

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.